UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number:  001-41324

AKANDA CORP.

(Name of registrant)

c/o Gowling WLG

100 King St. W, Suite 1600

Toronto, ON M5X 1G5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒   Form 20-F          ☐   Form 40-F

Private Offering

Commencing on or about March 25, 2025, Akanda Corp. (the “Company”), entered into a series of Subscription Agreements (the “Subscription Agreements”) with the investors signatory thereto (the “Investors”), pursuant to which the Company sold to the Investors an aggregate of 228,572 restricted common shares of the Company at a subscription price per share of US$1.40, or aggregate gross proceeds to the Company of approximately US$320,000 (the “Private Offering”).

The Subscription Agreements have representations and warranties customary for transactions in the United States and Canada similar to the Private Offering, including that the Investors are accredited investors under either applicable United States laws or Canada laws.

The foregoing description of the Subscription Agreements is not complete and is qualified in its entirety by reference to the full text of the Subscription Agreements, a form of which is filed as Exhibit 10.1 to this Report on Form 6-K and incorporated herein by reference.

Amendment to First Towers Share Exchange Agreement

The Company entered into a First Amendment to Share Exchange Agreement (the “Amendment”) as of March 31, 2025, with First Towers & Fiber Corp. (“First Towers”), which amended the Share Exchange Agreement (the “Agreement”) dated as of March 5, 2025 between the Company, First Towers and the other signatories thereto. Pursuant to the Amendment, the “End Date” of March 31, 2025 specified in the Agreement has been amended to June 30, 2025.

The foregoing description of the Amendment is not complete and is qualified in its entirety by reference to the full text of the Amendment, a form of which is filed as Exhibit 10.2 to this Report on Form 6-K and incorporated herein by reference.

Exhibit Number	Description
10.1	Form of Subscription Agreement
10.2	First Amendment to Share Exchange Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AKANDA CORP.
(Registrant)

Date: April 1, 2025	By:	/s/ Katie Field
		Name:	Katie Field
		Title:	Interim Chief Executive Officer and Director

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